Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

December 20, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt: QLD

ALBERTA STAR ENGAGES INVESTOR RELATIONS REPRESENTATIVE IN EASTERN CANADA

CALGARY, ALBERTA- Alberta Star Development Corp. TSXV: ASX (“Alberta Star” or the “Company”), is pleased to announce that the Company has retained MI3 Communications Financieres Inc. (“MI3”) as its investor relations and corporate communications service provider in Eastern Canada. MI3 has been retained for a period of one year, and will be responsible for the dissemination of corporate data packages, broker presentations and communications, analyst communications and handling of shareholder enquiries regarding the Company in Eastern Canada. MI3 will receive $5,000 (plus H.S.T) per month in remuneration and be reimbursed for all approved expenses and the Company has granted MI3 stock options to acquire 100,000 shares in the capital of the Company at an exercise price of $0.48. The agreement and grant of options are subject to TSX Venture Exchange approval.

ABOUT MI3

MI3 is a full service investor relations firm based in Montreal, Quebec and headed by Mario Drolet. MI3 is a proactive results-driven firm that offers premium investor relations services to an international portfolio of client companies operating in a broad range of industries including oil & gas, mining and special situations. MI3 provides comprehensive investor relations representation to a wide and diverse Canadian audience through their offices in Montreal.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is an Alberta based, junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a seasoned, qualified management team in field exploration, exploration drilling ready for the development the Company’s oil and gas and natural resource properties. The Company is committed to creating long term shareholder value through the acquisition, exploration and development of its petroleum and natural gas resources and through the discovery of base and precious metals resource projects. The Company continues to review and seek to acquire additional oil & gas exploration products, acquire additional oil and gas production and to further develop additional base and precious metal resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact one of the following investor relations specialists for the Company for all corporate updates and investor inquiries;

Robert Hall, Director
Corporate Development
Alberta Star Development Corp.
Tel: (604) 408-3884
www.rthall@shaw.ca

or;

MI 3 Communications Financiers Inc. :

440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

or;

Progressive Investor Relations.

Andrew Mugridge or Benjamin Curry

(604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131        Fax (604) 408-3884
www.alberta-star.com

or

Robert Hall, Director and Corporate Development
Alberta Star Development Corp.
Tel: (604) 488-0860
www.rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.